

December 14, 2010

Via Facsimile and U.S. Mail
Mr. Kyle M. Hall
General Counsel
UniTek Global Services, Inc.
1777 Sentry Parkway West
Gwynedd Hall, Suite 301
Blue Bell, PA 19422

Re: **UniTek Global Services, Inc.**
        Schedule TO-I
        Filed on December 9, 2010
        File No. 005-61031

Dear Mr. Hall:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO

Exhibit (a)(1) Offer Document

Important Information, page iv

1.   We note your statement that the offer is not being made, nor will the company accept any tender of options from or on behalf of, option holders in any jurisdiction in which the offer or the exchange of Eligible Options for a grant of Restricted Stock Units or a

Replacement Option would not be in compliance with the laws of such jurisdiction. If this language is intended to apply to holders of options located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please:

- advise us as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8);

- confirm that the offer is being made in reliance upon the March 2001 Exemptive Order, provide a brief analysis in support of the Company's eligibility to rely on such order and confirm that you are relying on the such order to exclude from participation in the Offer some employees located outside the United States and explain in your response letter the compensatory reasons for the exclusion of such employees; or

- revise the disclosure here consistent with Rule 13e-4(f)(8)

2. Please revise the Offer to Purchase to include all of the summary financial information as required by Item 1010 (c) of Regulation M-A. Please refer to telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for further guidance.

Summary Term Sheet, page 1

How many restricted stock units will I receive..., page 5

3. We refer you to Exchange Act Rule 13e-4(f)(8)(ii). It would appear that within Group 2, optionholders who participate will receive different amounts of consideration in the form of restricted stock units based upon varying percentages noted in Schedule III. Further, it appears that such percentages are based on non-objective formulas and/or subjective criteria. Please supplementally provide an analysis of how the variation in the consideration being offered to Group 2 optionholders complies with Rule 13e-4(f)(8)(ii). Your response should address any relevant staff interpretations, no-action or interpretive letters and/or the March 2001 Global Exemptive Order applicable to employee option exchange offers. We may have further comment.

How did UniTek determine the number of shares…, page 5

4. Further to our prior comment. We note disclosure of the various factors considered by the Board in determining the number of restricted stock units that are subject to issuance to individual optionholders in Group 2. Please expand your disclosure to identify in greater detail each of these factors. To the extent greater emphasis was placed on subjective versus objective criteria, clarify this in your disclosure and state the reason

why. Further, please revise to disclose, if material, any objective data or valuations considered in determining the number of RSUs each Group 2 holder would be eligible to receive. Finally, supplementally advise us of the reasons for the significance in variation of percentages amongst the Group 2 holders listed in Schedule III.

Conditions of the Offer, page 16

5.   Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

6.   Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of eligible options how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

Extension of Offer; Termination; Amendment, page 27

7.   Please refer to the language in the first paragraph of this section. Please note that you may not terminate or amend an offer by giving only oral notice to option holders. Please clarify your disclosure accordingly. Further, although you indicate you will make a public announcement of changes to the offer, we remind you that a bidder should generally disseminate changes to the offer in the same manner as it disseminated the original offer. Please see generally, Rule 13e-4(e) and Release 34-43069 at Section II. C.

Additional Information, page 28

8.   Schedule TO does not allow you to forward incorporate disclosure from subsequently filed documents. Please revise the disclosure under this heading to clarify that you will amend the Schedule TO to include updates, inclusive of updated periodic report filings. Refer to General Instruction F of Schedule TO and your obligation under Exchange Act Rules 13e-4(d)(2) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed.

*   *   *

Please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Via facsimile (215) 963-5001
Justin W. Chairman, Esq.
Morgan Lewis & Bockius LLP